Simpson Thacher & Bartlett LLP

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DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS elewandowski@stblaw.com

August 6, 2020

Re: Apria, Inc. Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Apria, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s proposed offering of shares of its common stock, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. In reliance on the June 29, 2017 announcement of the Commission’s Division of Corporation Finance, the Registration Statement does not include financial information as of and for the three months ended March 31, 2020 and 2019, as the Company believes such financial information will not be required to be presented separately at the time the Registration Statement is publicly filed.

Please do not hesitate to contact me at (212) 455-7614 with any questions you may have regarding this confidential submission. Please send any correspondence to Raoul Smyth, Executive Vice President and General Counsel (Raoul.Smyth@apria.com) and to me (elewandowski@stblaw.com).

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc: Apria, Inc.

Raoul Smyth

Debra L. Morris